Jaspan Schlesinger Silverman & Hoffman LLP
     300 Garden City Plaza
     Garden City, New York 11530
     (516) 746-8000
     Salvatore LaMonica, Esq. (SL #2148)
     Andrew S. Muller, Esq. (ASM #6168)

     UNITED STATES BANKRUPTCY COURT
     EASTERN DISTRICT OF NEW YORK
     AT WESTBURY
     ----------------------------------------------------x
     In re:
                                             Chapter 11
     VERTEX TECHNOLOGIES, INC. and           Case Nos. 897-80197-478
     VTX ELECTRONICS CORP.,                            897-80198-478

                    Debtors.
     ----------------------------------------------------x

         DEBTORS' SECOND AMENDED JOINT DISCLOSURE STATEMENT,
              PURSUANT TO Sec.1125 OF THE BANKRUPTCY CODE,
     REGARDING DEBTORS' SECOND AMENDED JOINT PLAN OF REORGANIZATION
                      DATED SEPTEMBER 24, 1997

          THIS DISCLOSURE STATEMENT IS THE ONLY DOCUMENT AUTHORIZED BY
     THE BANKRUPTCY COURT TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES TO ACCEPT OR REJECT THE SECOND AMENDED JOINT PLAN OF REORGANIZATION PROPOSED BY THE DEBTORS (THE "PLAN"). NO OTHER REPRESENTATIONS CONCERNING THE DEBTORS, THEIR BUSINESS OPERATIONS, THE VALUE OF THEIR ASSETS OR THE VALUE OF ANY SECURITIES TO BE ISSUED OR BENEFITS OFFERED PURSUANT TO THE PLAN HAS BEEN AUTHORIZED BY THE DEBTORS.

          THIS IS A SOLICITATION FOR ACCEPTANCE OR REJECTION OF THE PLAN. THIS DISCLOSURE STATEMENT HAS BEEN SUBMITTED TO THE BANKRUPTCY
     COURT AND HAS BEEN APPROVED BY THE BANKRUPTCY COURT.

          THE APPROVAL OF THE DISCLOSURE STATEMENT MEANS THAT THE
     BANKRUPTCY COURT HAS FOUND THAT THE DISCLOSURE STATEMENT
     CONTAINS ADEQUATE INFORMATION TO PERMIT CREDITORS AND
          STOCKHOLDERS OF THE DEBTORS TO MAKE A REASONABLY INFORMED DECISION IN EXERCISING THEIR RIGHT TO VOTE UPON THE PLAN. BANKRUPTCY
     COURT APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE A RECOMMENDATION ON THE MERITS OF THE PLAN, WHICH IS ANNEXED HERETO
     AS EXHIBIT "A" AND DESCRIBED HEREIN.

          ANY REPRESENTATIONS OR INDUCEMENTS MADE TO OBTAIN YOUR
     ACCEPTANCE WHICH ARE OTHER THAN, OR INCONSISTENT WITH, THE
     INFORMATION CONTAINED HEREIN SHOULD NOT BE RELIED UPON BY YOU IN ARRIVING AT YOUR DECISION WHETHER TO APPROVE THE PLAN.

          THIS DISCLOSURE STATEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION; NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE
     STATEMENTS CONTAINED HEREIN. THERE HAS BEEN NO INDEPENDENT AUDIT OF THE FINANCIAL INFORMATION CONTAINED IN THE DISCLOSURE STATEMENT EXCEPT AS EXPRESSLY INDICATED HEREIN. THIS DOCUMENT WAS COMPILED FROM INFORMATION OBTAINED BY THE DEBTORS FROM NUMEROUS SOURCES BELIEVED TO BE ACCURATE TO THE BEST OF THE DEBTORS' KNOWLEDGE, INFORMATION AND BELIEF.

          THIS DISCLOSURE STATEMENT CONTAINS ONLY A SUMMARY OF THE
     PLAN. ALL CREDITORS, STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE ENCOURAGED TO REVIEW THE FULL TEXT OF THE PLAN AND TO READ
     CAREFULLY THE ENTIRE DISCLOSURE STATEMENT, INCLUDING ALL EXHIBITS, BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR REJECT THE PLAN.

          THE DEBTORS AND THE UNSECURED CREDITORS' COMMITTEE
     BELIEVE CONFIRMATION OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS, CREDITORS AND STOCKHOLDERS AND RECOMMEND THAT ALL
     CREDITORS AND STOCKHOLDERS ENTITLED TO VOTE, VOTE TO ACCEPT THE
     PLAN.
                                 TABLE OF CONTENTS

     I.   INTRODUCTION.......................................................1
          A.   Background....................................................1
          B.   The Plan Confirmation
     Process.................................................................2

     II.  THE PRE-PETITION BUSINESS OF THE
     DEBTORS.................................................................5
          A.   General Information Regarding the
     Debtors.................................................................5
          B.   Description of
     Operations..............................................................7
               1.   Products and
     Services................................................................7
               2.   Company
     Locations...............................................................7
               3.   Sales and
     Marketing...............................................................8
               4.   Pre-Petition
     Capitalization..........................................................10
               5.   Subsequent Pre-Petition
     Investments.............................................................11
               6.   Sale of Headquarters at Farmingdale, New
     York....................................................................12

     III. EVENTS LEADING TO THE FILING OF THE CHAPTER 11
     PETITION................................................................13

     IV.  THE CHAPTER 11
     PROCEEDINGS.............................................................15
          A.   Appointment of the Creditors'
     Committee...............................................................15
          B.   Debtor-in-Possession
     Financing...............................................................16
          C.   Sale of Distribution
     Business................................................................17
          D.   Exit
     Financing...............................................................19
          E.   Miscellaneous Legal
     Proceedings.............................................................19
               1.   Assumption and Rejection of Unexpired Leases and
                    Executory
     Contracts...............................................................19
               2.   The Setting of the Bar Date and Notice
     Thereof.................................................................20

     V.   SUBSTANTIVE
     CONSOLIDATION...........................................................21

     VI.  THE JOINT PLAN OF
     REORGANIZATION..........................................................23
          A.   Explanation of Chapter
     11......................................................................23
          B.   Claims and
     Interests...............................................................24
          C.   Introduction and
     Summary.................................................................25
          D.   Classes of Claims and
     Interests...............................................................25
               1.   Class 1-Administrative
                         Expenses............................................25
               2.   Class 2-Priority
     Claims..................................................................26
               3.   Class 3-Tax Claims
     ........................................................................27
               4.   Class 4-Secured Claims of
     Congress................................................................27
               5.   Class 5-Debenture
     Claims..................................................................27
               6.   Class 6-Administrative Convenience Claims................27
               7.   Class 7-Unsecured
     Claims..................................................................28
               8.   Class 8-Preferred Stock
     Interests...............................................................28
               9.   Class 9-Common Stock
     Interests...............................................................28
               10.  Class 10-Warrant
     Claims..................................................................28
          E.   Treatment of Allowed Claims and
     Interests...............................................................29
               1.   Class 1-Administrative
                         Expenses............................................29
               2.   Class 2-Priority
     Claims..................................................................29
               3.   Class 3-Tax Claims
     ........................................................................29
               4.   Class 4-Secured Claims of
     Congress................................................................30
               5.   Class 5-Debenture
     Claims..................................................................30
               6.   Class 6-Administrative Convenience Claims................30
               7.   Class 7-Unsecured
     Claims..................................................................31
               8.   Class 8-Preferred Stock
     Interests...............................................................32
               9.   Class 9-Common Stock
     Interests...............................................................32
               10.  Class 10-Warrant
     Claims..................................................................32
          F.   Miscellaneous Plan Provisions
     ........................................................................32
               1.   Assumption of Executory
     Contracts...............................................................32
               2.   Discharge of
     Debtors.................................................................33
               3.   Title to Assets and Discharge of
     Liabilities.............................................................33
               4. Amendment of Debtors' Corporate Charters, By-Laws and Certificate of
     Incorporation...........................................................34

     VII. IMPLEMENTATION OF THE
     PLAN....................................................................35

     VIII.     CONDITIONS PRECEDENT TO THE EFFECTIVE
     DATE....................................................................36

     IX.  DIRECTORS AND MANAGEMENT OF REORGANIZED
     DEBTOR..................................................................37
          A.   Directors and
               Officers......................................................37

     X.   EVALUATION OF FUTURE
     OPERATIONS..............................................................38

     XI.  ALTERNATIVES TO THE PLAN AND OTHER
     CONSIDERATIONS..........................................................39
          A.   Alternatives to the
     Plan....................................................................39
               1.   Alternative
     Plans...................................................................39
               2.   Liquidation as an
     Alternative.............................................................39
          B.   Best Interests of Unsecured Creditors and
     Stockholders............................................................40
          C.   Avoidance
     Claims..................................................................42
      1.   Payments of Antecedent Debts Within 90 Days of the Filing Date....43

     XII. VOTING THE
     PLAN....................................................................44
          A.   Creditors and Stockholders Entitled to
     Vote....................................................................44
          B.   General Voting
     Instructions............................................................44
          C.   Soliciting for
     Votes...................................................................46
          D.   Acceptance....................................................47
          E.   Non-Acceptance and
     "Cramdown"..............................................................47
          F.   Confirmation of
     Plan....................................................................49
          G.   Confirmation
     Hearing.................................................................50

     XI.  CONCLUSION.........................................................51

     EXHIBIT "A" -- Joint Plan of Reorganization
     EXHIBIT "B" -- Order Approving Disclosure Statement
     EXHIBIT "C" -- Financial Projections
     EXHIBIT "D" -- Estimated Liquidation Analysis; and
     EXHIBIT "E" -- Quarterly Report on Form 10-Q for the Quarter ending
                    March 31, 1997.


      I.
                            INTRODUCTION

          A.   Background

     VTX Electronics Corp. ("VTX") and Vertex Technologies, Inc. ("Vertex") (collectively, the "Debtors") submit this second amended disclosure statement (the "Disclosure Statement"), pursuant to Sec.1125 of Title 11 of the United States Code (the "Bankruptcy Code"), to creditors of the Debtors (the "Creditors") and holders of equity securities of the Debtors (the "Equity Security Holders") in connection with: (i) the solicitation of acceptances of the Second Amended Joint Plan of Reorganization, dated September 24, 1997, jointly proposed and filed by the Debtors (the "Plan") with the United States Bankruptcy Court for the Eastern District of New York (the "Bankruptcy Court"); and (ii) the hearing on confirmation of the Plan scheduled for October 28,1997 at 10:00 a.m. Unless otherwise defined herein, all capitalized terms contained herein will have the meanings ascribed to them in the Plan.
   Attached as Exhibits to and accompanying this Disclosure Statement are copies of the following:
          (i)  Exhibit "A"- The Plan;
          (ii) Exhibit "B"- Order of the Bankruptcy Court dated September 29, 1997, approving this Disclosure Statement;
          (iii)     Exhibit "C"- Financial Projections;
          (iv) Exhibit "D"- Estimated Liquidation Analysis; and
          (v) Exhibit "E"- Quarterly Report on Form 10-Q for the Quarter ending March 31, 1997.

       BALLOTS ARE BEING PROVIDED ONLY TO HOLDERS OF ALLOWED
       CLAIMS IN CLASS 5, CLASS 6 AND CLASS 7 AND INTERESTS IN CLASS 8 AND
       CLASS 9 BECAUSE THEY ARE THE ONLY CLAIMS OR INTERESTS WHICH
       MAY VOTE TO ACCEPT OR REJECT THE PLAN.
B.   The Plan Confirmation Process
    On September 29, 1997, after notice and a hearing, the Bankruptcy Court approved this Disclosure Statement as containing information of a kind and in sufficient detail which is adequate to enable a hypothetical,reasonable investor typical of the Class 5, Class 6 or Class 7 Creditor and Class 8 or Class 9 Equity Security Holder to make an informed judgment whether to accept or reject the Plan. Approval of this Disclosure Statement does not, however, constitute a determination by the Bankruptcy Court as to the fairness or merits of the Plan.
    Each Creditor and Equity Security Holder should read this Disclosure Statement and the
    Plan in their entirety before voting to accept or reject the Plan.
    Pursuant to various provisions of the Bankruptcy Code, only classes of claims or equity interests which are "impaired" under the terms and provisions of a plan of reorganization are entitled to vote to accept or reject such plan. Pursuant to the Plan, only Creditors in Class 5, Class 6 and Class 7 and Equity Security Holders in Class 8 and Class 9 are impaired and entitled to vote. Other Creditors of the Debtors are not entitled to vote to accept or reject the Plan either because they are not impaired or because they will not receive a distribution under the Plan and are deemed to have rejected the Plan. See
Article XII. below -- Voting on the Plan.
    After carefully reviewing this Disclosure Statement, including the Exhibits, each Creditor and Equity Security Holder entitled to vote should vote on the enclosed ballot and return the ballot to counsel for the Creditors' Committee so that it is received by 5:00 p.m. Eastern Standard
     Time on October 23, 1997.  Please vote and return your ballot to:
                    Counsel for the Committee:

                    Rivkin, Radler & Kremer
                    EAB Plaza
                    Uniondale, New York 11556
                    Attn:     Scott Y. Stuart, Esq.
                    Telephone: (516) 357-3000
                    Facsimile:  (516) 357-3333

          IMPORTANT NOTE TO STOCKHOLDERS:  ONLY REGISTERED HOLDERS
     OF VTX STOCK LISTED IN THE STOCK TRANSFER AGENT'S OFFICIAL RECORDS AS OF SEPTEMBER 29, 1997, THE DATE THE DISCLOSURE STATEMENT IS APPROVED BY THE BANKRUPTCY COURT (THE "RECORD DATE"), MAY CAST BALLOTS. IF YOUR VTX STOCK IS BENEFICIALLY OWNED BY YOU BUT IS HELD IN "STREET NAME" (I.E., REGISTERED IN THE NAME OF YOUR BROKER) OR IN THE NAME OF ANOTHER THIRD PARTY, THEN YOU MUST VOTE THROUGH THE REGISTERED
     HOLDER OF YOUR STOCK WHO WILL CAST A BALLOT IN ACCORDANCE WITH
     YOUR WRITTEN INSTRUCTIONS. IF THE REGISTERED HOLDER PROVIDES YOU WITH A BALLOT, THE BALLOT MAY SERVE AS THOSE WRITTEN INSTRUCTIONS, BUT ONLY A BALLOT SIGNED BY THE REGISTERED HOLDER MAY BE CAST.

          VTX HAS ATTEMPTED TO PROVIDE THOSE REGISTERED HOLDERS KNOWN
     TO VTX TO HOLD STOCK FOR THE BENEFICIAL INTERESTS OF THEIR CUSTOMERS OR OTHER THIRD PARTIES WITH INSTRUCTIONS CONCERNING VOTING ON THE PLAN. VTX IS NOT RESPONSIBLE FOR THE FAILURE OF A BROKER OR OTHER REGISTERED HOLDER TO NOTIFY ITS CUSTOMER OR THE BENEFICIAL OWNERS
     OF VTX STOCK OF THEIR RIGHT TO VOTE THROUGH THEIR RESPECTIVE REGISTERED HOLDERS.

     If you are an impaired Creditor or Equity Security Holder entitled to vote (i.e., a member of Classes 5, 6, 7, 8 or 9) and did not receive a ballot, received a damaged ballot, or lost your ballot, you may contact counsel for the Debtors between 10:00 a.m. and 5:00 p.m. Eastern
     Standard Time.
          THE DEBTORS, AS WELL AS THE OFFICIAL UNSECURED CREDITORS'
     COMMITTEE, BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST
     INTERESTS OF CREDITORS AND EQUITY SECURITY HOLDERS AND URGE THAT
     CREDITORS AND EQUITY SECURITY HOLDERS VOTE TO ACCEPT THE PLAN.

          TO BE COUNTED, YOUR BALLOT MUST BE RECEIVED BY COUNSEL FOR
     THE CREDITORS' COMMITTEE BY 5:00 P.M. EASTERN STANDARD TIME ON OCTOBER 23, 1997. ANY BALLOTS RECEIVED WHICH ARE SIGNED BUT DO NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN WILL BE DEEMED TO CONSTITUTE AN ACCEPTANCE OF THE PLAN.

  Pursuant to Sec.1128 of the Bankruptcy Code,the Bankruptcy Court has scheduled a hearing to consider the confirmation of the Plan (the "Confirmation Hearing") on October 28, 1997, at 10:00 a.m. in the courtroom of the Honorable Dorothy Eisenberg, United States Bankruptcy Judge,at the United States Bankruptcy Court, 1635 Privado Road, Westbury, New York 11590. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed with the Bankruptcy Court on or before October 24, 1997 by 12:00 p.m., in the manner described in Section XII.G. below entitled "Voting on The Plan -- Confirmation Hearing". The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjourned hearing date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.
                                  II.
              THE PRE-PETITION BUSINESS OF THE DEBTORS

   A.   General Information Regarding the Debtors
     VTX is a Delaware corporation incorporated on or about July 30, 1986. VTX has authorized and issued 40,000,000 shares of common stock, of which 12,652,000 shares are publicly traded on the OTC Bulletin Board. Vertex is a New York corporation incorporated on October 28, 1970, and is a wholly owned subsidiary of VTX. VTX, through Vertex, is a multi-regional value-added specialty distributor of electronic components and cable, and a manufacturer of custom-made electronic cable assemblies used in providing connectivity solutions which include system integration for customers operating a wide range of data communications. The Debtors add value to their goods and services by providing connectivity solutions for customers. This includes linking or connecting standard or proprietary electronic devices and peripheral components from different manufacturers to provide solutions for various customer requirements and system integration. These may include sales of passive or active electronic components or the manufacture of custom-made electronic cable assemblies which the Debtors design specifically to meet individual customer's unique and complex connectivity requirements.
     Management believes that the Debtors' technical ability for providing connectivity solutions between the data system capabilities of many manufacturers and the specific connectivity needs of their customers, along with their reputation for providing the design and manufacture of custom-made electronic cable assemblies that are subject to 100% computerized quality control testing, will be the principal factors on which the Debtors will plan their future growth.
     The Debtors expect internal growth to be enhanced by what the Debtors perceive to be three continuing trends: (i) the increasing demand for data communications to provide timely information in the office environment and factory floor that requires connectivity solutions; (ii) the growing number of alternatives available to organizations of all sizes in all types of industries to increase productivity through improved or upgraded computer data communications; and (iii) the increasing number of manufacturers of passive and active components preferring distributors, such as the Debtors, which are capable of offering complete connectivity solutions to the end user.
     The Debtors' executive offices are located at 920 Conklin Street, Farmingdale, New York 11735, and their telephone number is (516) 293-1610. Unless the context requires otherwise, all references to the Debtors means VTX and Vertex, its subsidiary. VTX is presently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended(the "1934 Act"), and regularly files reports with the United States Securities and Exchange Commission (the "SEC"). A detailed description of the Debtors' present business is set forth in VTX's Annual Report on Form 10-K for the fiscal year ended June 30, 1996. The latest Quarterly Report on Form 10-Q was filed for the quarter ending March 31, 1997. A copy of the March 31, 1997 Quarterly Report on Form 10-Q is annexed hereto as Exhibit "E". If the Plan is confirmed, VTX intends to continue to file all reports as required. Publicly filed reports and forms which contain information concerning VTX can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC.
     B.   Description of Operations
   1.   Products and Services
     On the Filing Date, Vertex's products and services consisted principally of the distribution of a broad range of passive and active electronic components (the "Distribution Business") and the design and manufacture of custom-made electronic cable assemblies (the "Manufacturing Business") used as solutions for connectivity requirements in data communications. Typically, passive components carry data signals without any processing or filtering of the data (e.g., electronic connectors, electronic wire and cable, cabinets and racks, and patch panels) while active components generate, regenerate, or filter data signals (e.g., hubs, bridges, routers, gateways, and modems). Vertex's principal product lines focused on connectivity solutions for data communications.
     Vertex also designs and manufacturers custom-made cable assemblies tailored to a customer's requirements and offers project management and installation of structured wiring and network design for data communications. Vertex employs design, engineering, and technical support personnel to develop alternative connectivity solutions including system integration and manufacture of custom-made electronic cable assemblies.
   2.   Company Locations
     On the Filing Date, the Debtors operated out of 8 locations. During the pendency of the Chapter 11 case, the Debtors closed 3 of their locations and assigned their leases for 2 other locations to TW as part of the sale of the Distribution Business, pursuant to an Order of the Bankruptcy Court dated June 17, 1997. A detailed explanation of the Debtors' sale of the Distribution Business to TW is found in Section IV.C. below entitled "The Chapter 11 Proceedings--Sale of Distribution Business." Thus, currently the Debtors only operate out of three locations which are: Farmingdale, New York; San Jose, California; and Elkridge, Maryland, all of which are leased.
   3.   Sales and Marketing
     The products manufactured and previously distributed by the Debtors for connectivity solutions are offered to: (a) "end-users", professionals who install and service data communications; and (b) original equipment manufacturers.
     In order to effectively meet each customer's needs, the Debtors' sales force first gains an understanding of the customer's system connectivity requirements before recommending one or more possible solutions. The variety of products offered by the Debtors often allows the salesperson to add value by providing alternative, or more complete, solutions to customers' requirements, thereby gaining add-on sales. Where necessary, technical support personnel assist salespeople in recommending the most appropriate solution. The Debtors generally do not participate in the design of computer applications but rather participate in the design and implementation of the connectivity solutions required for data communications, including system integration.
     The field sales force is supported by inside sales personnel who handle incoming customer calls, perform sales estimates, provide rapid responses to customer questions and assist in sales prospecting. Sales leads are typically generated by ongoing interaction with existing customers, sales calls to companies not currently customers, referrals from suppliers, and by advertising and promotional efforts. The Debtors' advertising and promotion program consists of: (i) exhibits at national and regional trade shows; (ii) company sponsored seminars and product demonstrations in regional areas; (iii) advertisements in trade publications; and (iv) direct mail campaigns to targeted market niches.
     The Debtors have focused their sales and marketing strategies to concentrate their efforts in certain market niches in which they only distribute the products of preferred suppliers. These products represent passive components such as category 5 wiring products, fiber optics, wireless communication products, and active components such as bridges, hubs, modems and routers, included in the design and implementation of structured wiring solutions for network applications. The majority of the products distributed by the Debtors are readily adaptable to various end-users in all industries.
     As of July 18, 1997, there are 115 full-time employees. Of these, 14 are sales and marketing personnel; 4 are engineering personnel; 18 are purchasing, warehouse and cutting personnel; 58 are cable assembly manufacturing personnel; 10 are quality assessment and control personnel; and 11 are accounting, data processing and other administrative personnel. Approximately 30 employees working at the Farmingdale, New York facility are employed under a collective bargaining agreement with the International Brotherhood of Electrical Workers, Local Union No. 3. In addition to its employees, the Debtors use other workers on a contract basis, as its needs require and the Debtors consider their relations with their employees to be good.


   4.   Pre-Petition Capitalization
     Under a Capitalization Agreement dated December 1, 1995 (the"Capitalization Agreement"), VTX received a capital infusion of $2,475,000.00 from an unaffiliated investor group (the "New Investors") in exchange for: (a) Subordinated Debentures with a principal face amount of $1,237,500; (b) 12,375 shares Preferred Stock with a stated value of $100 per share; and (c) Warrants to purchase 19.8 million shares of common stock of VTX. The Subordinated Debentures are due and payable on June 19, 2001 and accrue interest at an annual rate of 2% over the published prime rate of interest (10.25% at June 30, 1996), payable quarterly over the life of the Subordinated Debentures. The Subordinated Debentures, by there own terms, are secured by all the assets of the Debtors, but are subordinated to the secured debt under the revolving asset-based loan agreement with Congress Financial Corporation ("Congress"), another institutional investor.
     The Preferred Stock is redeemable on December 1, 2000, for $1,237,500 in cash or Common Stock, based upon the lower of 70% of the fair market value of the underlying Common Stock on such date and $.25 per share, at the option of VTX. Holders of Preferred Stock are entitled to receive dividends quarterly at an annual fixed rate of 12%, the effect of which is cumulative to the extent VTX does not make such quarterly payment on the prescribed basis. On or after June 1, 1996 and through December 1, 2000, each share of Preferred Stock may be converted into Common Stock at a conversion rate of $.25 per share (400 common shares for each preferred share converted). Each share of Preferred Stock contains 1,500 votes on all matters being voted on by the shareholders, other than the election of directors. Additionally, the holders of the Preferred Stock, voting as a class, shall in each year elect seventy-five (75%) percent of the members of the Board of Directors of VTX. Effective December 1, 1995, and pursuant to the Capitalization Agreement, the then existing Board of Directors resigned in favor of a new Board of Directors.
     Warrants to purchase 4.95 million shares of Common Stock of VTX issued pursuant to the Capitalization Agreement are currently exercisable from June 1, 1996 through December 1, 2000 at $.125 per share. Warrants to purchase 14.85 million shares of Common Stock of VTX issued pursuant to the Capitalization Agreement are currently exercisable from April 1, 1999 through March 21, 2009 at $.125 per share.
   5.   Subsequent Pre-Petition Investments
     Notwithstanding the previous infusion of capital, the Debtors required additional capital investments to fund operations. Thus, on March 21, 1996 and June 19, 1996, VTX obtained an additional $1,237,500 and $1,290,000, respectively, from the New Investors and certain additional individual and institutional investors, in exchange for additional Subordinated Debentures in the principal face amounts of $1,237,500 and $1,290,000, respectively, and Warrants to purchase 24,750,000 and 25,800,000 shares of Common Stock of VTX, respectively.
     The Subordinated Debentures are substantially identical and pari passu with the Subordinated Debentures issued under the Capitalization Agreement. Accordingly, these Subordinated Debentures are also due on June 19, 2001 and accrue interest at an annual rate of 2% over the published prime rate of interest, payable quarterly over the life of the Subordinated Debentures. Similarly, these Subordinated Debentures are secured by all the assets of the Debtors, but are subordinated to the secured debt under the revolving asset-based loan with Congress.
     Warrants to purchase 50,550,000 shares of Common Stock of VTX are exercisable from April 1, 1999 through March 31, 2009 at $.125 per share.
     On the Filing Date, there were approximately 12,652,000 issued and outstanding shares of Common Stock of VTX held by approximately 250 entities and/or persons. VTX has never paid a cash dividend on its Common Stock. Pursuant to the terms of its revolving credit facility with Congress, VTX is not permitted to pay or declare any dividends or otherwise make any distribution of capital.
   6.   Sale of Headquarters at Farmingdale, New York
     On December 20, 1996,VTX sold its 45,000 square foot corporate headquarters located in Farmingdale, New York to JFB Lithograph Company. Under the agreement, the Debtors received gross cash proceeds of approximately $2,332,000 for the sale of the property, and used those funds to satisfy the first and second mortgages and a portion of the Subordinated Debentures which were secured by the Farmingdale, New York property by virtue of a third mortgage. Specifically, at the closing on the sale of the Farmingdale property, the sum of $1,160,000 was paid to Sterling Commercial Capital, Inc., the holder of the first mortgage, and the sum of $226,000 was paid to Fundex Capital Corporation, the holder of the second mortgage, and the sum of $750,000 was paid pro rata to retire a portion of the secured Subordinated Debentures which constituted a third mortgage on the property. Finally, the sum of $196,000 was paid for various professional fees and closing costs including legal fees and broker's commissions. The Debtors recognized a loss from the sale of the Farmingdale location of approximately $122,000.00.
                                  III.
      EVENTS LEADING TO THE FILING OF THE CHAPTER 11 PETITIONS

                          Asset Sale to Elcan
     On or about September, 1996, after suffering continued losses from operations, it became very apparent that a sale or merger of the Debtors was required to provide them with a larger platform in a highly competitive marketplace.
     On October 3, 1996, VTX signed a letter of intent to purchase the assets of and effectively merge with Elcan Technologies, Inc. ("Elcan"), a privately owned company principally owned by Mr. Scott Cannold based out of Rye, New York. The transaction would have provided the Debtors with approximately $4,000,000 of additional cash assets, primarily through Elcan's revolving line of credit with its lending institution. The Debtors and Elcan were and continue to be direct competitors in several significant markets.
     The proposed deal with Elcan was memorialized in a letter of intent that contemplated equal ownership with the existing investor group in VTX by issuing two classes of debt and preferred stock to the shareholders of Elcan in exchange for their assets, in addition to equal board representation between Elcan's representatives and certain of the then existing board members. The letter of intent provided for a reasonable time period for Elcan representatives to complete their due diligence of the Debtors. Unfortunately, representatives of Elcan unilaterally approached the Debtors' largest customer, Bloomberg Business Wire ("Bloomberg"), even before finalizing and signing the letter of intent with VTX. This ultimately led to Bloomberg's severe dissatisfaction with the Debtors and resulted in significantly decreased sales to Bloomberg. Approximately 40 days after signing the letter of intent, Elcan representatives began "posturing" their perspective of the Debtors and began demanding significant changes to the original letter of intent including changes in ownership percentages, cash requirements and vendor concession demands. Throughout these proposed changes, Elcan's counsel had not provided either the Debtors or the Debtors' lending institution with any revised "asset purchase agreements". On or about December 18, 1996, it became apparent to the Debtors that a deal with Elcan was not achievable and a press announcement was made shortly thereafter. Subsequent thereto, TW Corp., a competitor to both the Debtors and Elcan, expressed an interest in acquiring the Debtors. After the failure of the Elcan deal, TW, an affiliate of TW Corp., offered to purchase all the Subordinated Debentures, Preferred Stock, and Warrants from the pre-petition investor group. This sale would provide TW with control of the VTX's Board of Directors and management of the Debtors. TW's intent was to ultimately own the Debtors. Thus,on December 1, 1996, TW closed on its purchase of the outstanding Subordinated Debentures, Preferred Stock and Warrants held by the investor group.
     At the time, the Debtors' liabilities were substantial and thus, TW's acquisition of certain of the Debtors' assets had to be accomplished in a bankruptcy reorganization. On January 10, 1997 (the "Filing Date"), VTX and Vertex filed voluntary petitions for reorganizations under Chapter 11 of the Bankruptcy Code and by Order of the Court dated January 10, 1997, their cases were consolidated for procedural purposes only.

                                 IV.
                     THE CHAPTER 11 PROCEEDINGS

   A.   Appointment of the Creditors' Committee
   During the course of the Debtors' Chapter 11 cases, the United States Trustee for the Eastern District of New York appointed, pursuant to Sec.1102 of the Bankruptcy Code, an Official Committee of Unsecured Creditors (the "Creditors' Committee") to represent the interests of Creditors of each of the Debtors. The Creditors' Committee was appointed by designation of the United States Trustee on January 23, 1997. The membership of the Creditors' Committee as of the date of this Disclosure Statement is as follows:
          Lucent Technologies                AMP Products Corp.
          283 King George Road               P.O. Box 3608
          Warren, NJ  07059                  Harrisburg, PA 17105

          Siecor Corporation                 Tech Data Corp.
          489 Siecor Park Terrace            5301 Tech Data Drive
          Hickory, NC 28603                  Clearwater, FL  34620

          Montrose Products Co.              Times Microwave Systems
          28 Sword Street                    358 Hall Avenue
          Auburn, MA  01501                  Wallingford, CT  06492-5039

          Ingram Micro Remittance Center
          1759 Wehile Drive
          Williamsville, NY  14221

     The Creditors' Committee has retained Rivkin, Radler & Kremer, EAB Plaza, Uniondale, New York 11556, (516) 357-3000, Attn: Scott Y. Stuart, Esq., as its counsel and Price Waterhouse LLP, 1177 Avenue of the Americas, New York, New York 10036, (212) 596-7000, Attn: Mr. Richard Davis, as its accountants.
     During the course of these cases, the Creditors' Committee and its professionals have investigated the affairs of the Debtors and closely monitored their operations so as to discharge their statutory responsibilities. The Debtors have met with the Creditors' Committee and their professionals and have regularly provided them with current financial information with respect to the Debtors' ongoing operations.
     The Creditors' Committee has reviewed the Plan and urges all Creditors and Equity Security Holders entitled to vote, to vote to accept the Plan.
   B.   Debtor-in-Possession Financing
     Prior to the Filing Date, the Debtors entered into a series of loan agreements, modification agreements, security agreements, pledge agreements and guarantees with Congress which provided the Debtors with an asset based revolving loan facility in order to fund their operations (the "Congress Pre-Petition Loan" as defined in the Plan). Pursuant to the Congress Pre-Petition Loan, the Debtors were authorized to borrow funds from Congress based upon a formula consisting of 80% of eligible accounts receivable and 40% of the cost of Vertex's inventory. On the Filing Date, the Debtors owed the sum of approximately $5.1 Million under the Congress Pre-Petition Loan.
     As a result of the filing of the Debtors' petitions under Chapter 11 of the Bankruptcy Code and in order to continue their operations, the Debtors moved for and obtained Orders of the Bankruptcy Court dated February 21, 1997 and March 28, 1997, which authorized Congress to provide the Debtors with post-petition loan financing on the same terms as the Congress Pre-Petition Loan (the "DIP Financing" as defined in the Plan"). The DIP Financing is on a secured and super-priority basis, pursuant to Sec.364(c) and (d) of the Bankruptcy Code. Inasmuch as the Debtors were unable to obtain unsecured credit which would be allowable as an Administrative Expense in the Reorganization Cases, the Debtors agreed to grant to Congress, in exchange for the DIP Financing, senior security interests in and liens on all of their assets, including accounts and notes receivable, installment paper, inventory, fixed assets, general intangibles, income tax refunds, patents, licenses and trademarks, subject only to any existing pre-petition security interests in such collateral. Congress received an administrative expense claim having priority in payment over all Administrative Expense Claims against the Debtors of a kind set forth in Sec.503(b), 507(a) and 507(b) of the Bankruptcy Code. The liens and priorities granted to Congress were subject to the prior Administrative Expense Claims of the attorneys and accountants for both the Debtors and Committee, up to $150,000.00 in the aggregate.
     The proceeds of the DIP Financing have been used as working capital for the Debtors to fund the continued operation of their businesses. As of September 18, 1997, the DIP Financing loan balance was approximately $1,624,000.00. Congress has lowered the loan advance rate from 80% to 75% on eligible accounts receivables and maintained a 40% loan advance rate for certain eligible inventory, but has only allowed the Debtors to borrow against 20% of certain other slower moving inventory.
   C.   Sale of Distribution Business
     Notwithstanding the Debtors' attempts to reduce their operating expenses, during the pendency of the Chapter 11 case, the Debtors continued to suffer substantial operating losses which were attributable primarily to the distribution aspect of its business. Thus, the Debtors determined, in their business judgment, that the immediate sale of the Debtors' Distribution Business was necessary for a successful reorganization. Accordingly, the Debtors' moved, pursuant to Sec.363 of the Bankruptcy Code,for the entry of an order authorizing the sale of the Debtors' Distribution Business to TW. At the hearing, after an opportunity for the tendering of higher and better offers, the Bankruptcy Court authorized and approved the Debtors' motion. Thus, by Order of the Court dated June 17, 1997 (the "Sale Order"), the Debtors were authorized to sell their Distribution Business to TW.
     Pursuant to the Sale Order, TW purchased $1.5 Million of the Debtors' distribution inventory for a total purchase price of $1,237,500.00, representing 82.5% of the net book value of the inventory. TW also purchased the "Vertex Technologies, Inc." name, together with the furniture, fixtures, and equipment located at the Debtors' Marlboro, Massachusetts, Folcroft, Pennsylvania and Torrance, California premises and retired $500,000.00 worth of the Subordinated Debentures held by TW. Payments by TW for each installment of inventory will be received by the Debtors on June 30, 1997, September 30, 1997, December 31, 1997, and March 31, 1998. Pursuant to the terms of the Sale Order, the proceeds of the sale of the inventory are to be paid to Congress in satisfaction of its Secured Claims unless otherwise agreed to by the Debtors and Congress. The installment from TW due June 30, 1997 was received by the Debtors and the proceeds have been turned over to Congress.
     In addition, as part of the asset sale to TW, the Debtors assumed and assigned to TW all of the unexpired non-residential real property leases and Executory Contracts for and related to the Marlboro, Massachusetts,and Torrance, California locations. At the closing, TW cured any arrearages on account of these real property leases and executory contracts. Thus, as previously stated, the Debtor currently operates out of three locations: Farmingdale, New York, Elkridge, Maryland and San Jose, California.
   D.   Exit Financing
     Prior to the Debtors' having filed bankruptcy petitions and throughout the reorganization period, the Debtors have maintained their credit facility with Congress. However, in order to complete the reorganization process, the Debtors have determined to seek alternative financing. In this regard, on August 26, 1997, the Debtors obtained a commitment letter for Exit Financing from Nations Credit Commercial Funding Division, a division of NationsCredit Commercial Corporation ("NationsCredit"). NationsCredit has agreed to extend secured financing to the Reorganized Debtor for the purpose of: (i) repaying Congress' Claims; (ii) financing the Plan; and (iii) providing the Reorganized Debtor with general working capital. The Reorganized Debtor's maximum loan facility with NationsCredit shall be $4 Million for the first and second year of the credit facility and $5 Million for the third and fourth year of the credit facility. These amounts will be borrowed as revolving loans and term loans subject to certain loan sublimits and advance rates based on the Reorganized Debtor's acceptable and eligible accounts receivable, inventory, cash collateral and equipment. Generally, and subject to certain conditions, the advance rates will be 85% of acceptable and eligible accounts receivable and 60% against eligible raw material and finished goods inventory. Closing with NationsCredit on the Exit Financing is a condition to making the Distributions contemplated under
Article IV of the Plan.
   E.   Miscellaneous Legal Proceedings
     1. Assumption and Rejection of Unexpired Leases and Executory Contracts Under the Bankruptcy Code, unless a debtor assumes an unexpired lease of non-residential real property within sixty (60) days after the filing of a Chapter 11 petition or within such additional time as the Bankruptcy Court for cause shown may permit, then such lease is deemed rejected and the debtor is required to immediately surrender such non-residential real property to the lessor.
     During the course of the bankruptcy cases, the Debtors obtained Orders of the Bankruptcy Court dated April 11, 1997 and June 8, 1997, authorizing the rejection of the unexpired real property leases for their premises located in Elmwood Park, New Jersey and Folcroft, Pennsylvania, respectively. In addition, as stated above, the Sale Order authorized the assumption and assignment of the Debtors' leases for the Marlboro, Massachusetts and Torrance, California premises to TW. The Debtors' lease for its San Jose, California premises had expired under its own terms on May 31, 1997 and the Debtors have entered into a new, less costly lease for smaller space in the same geographical area. Finally, with regard to the Debtors' lease for their Elkridge, Maryland premises, by Order of the Court dated September 19, 1997, the Debtors' time to decide whether to assume or reject this lease was extended until confirmation of the Plan. The Debtors intend to assume the Elkridge,Maryland lease when the Plan is confirmed.
   2.   The Setting of the Bar Date and Notice Thereof
     In accordance with Bankruptcy Rule 3003(c)(3), the Bankruptcy Court fixed May 30, 1997 as the last date by which creditors would be permitted to file Claims which arose prior to the Filing Date in the Debtors' Chapter 11 cases (the "Bar Date"). Pursuant to Bankruptcy Rule 3003(c)(2), any creditor whose Claim was not listed in the Debtors' schedules filed with the Court or whose Claim was listed therein as disputed, contingent or unliquidated, and who failed to file a proof of Claim on or before the Bar Date, will not be treated as a creditor with respect to such Claim for purposes of voting on and receiving a Distribution under the Plan.
                                  V.
                      SUBSTANTIVE CONSOLIDATION

     Substantive consolidation is an equitable remedy which a bankruptcy court may be asked to apply in Chapter 11 cases involving affiliated debtors. As contrasted with procedural consolidation, substantive consolidation may affect the substantive rights and obligations of creditors and debtors. Substantive consolidation involves the pooling and merging of the assets and liabilities of the affected debtors (to be substantively consolidated); all debtors in the substantively consolidated group are treated as if they were a single corporate/ economic entity. Consequently, a creditor of one of the substantively consolidated debtors is treated as a creditor of the substantively consolidated debtors. Issues of individual corporate ownership of property and individual corporate liability on obligations are ignored.
     Substantive consolidation has the effect of eliminating: (i)cross-corporate guarantees by one debtor of the obligation of another debtor in the substantively consolidated group; (ii) duplicate claims against more than one debtor in the substantatively consolidated group; and (iii) intercompany claims between the substantively consolidated debtors. Absent substantive consolidation, the allowance of these multiple claims has the effect of diluting the amounts payable to holders of general unsecured claims generally, as a consequence of such unsecured creditors having to share their distributions with additional creditors or creditors holding larger claims.
     In the instant case, the Debtors' propose to merge and consolidate their corporate structure such that the Reorganized Debtor shall be a single corporate entity. In this regard, the Debtors will file a motion with the Bankruptcy Court seeking substantive consolidation. The anticipated hearing date to consider approval of this motion will be the same date as that scheduled for confirmation of the Plan.
     The Plan provides that, as a condition to confirmation of such Plan, an order of the Bankruptcy Court will be entered providing for the substantive consolidation of the Debtors. By voting in favor of the Plan, creditors and equity security holders indicate their support for, or have no objection to, the substantive consolidation of the Debtors into a single reorganized corporate entity.
     For substantive consolidation to be ordered by the Bankruptcy Court, one or more of the following factors must be demonstrated to the satisfaction of the Bankruptcy Court: (i) the Debtors are an economically integrated group; (ii) the Debtors' creditors reasonably believed they were dealing with the corporate enterprise as a group; (iii) accounts of the affiliated corporations have been intermingled; (iv) assets of the affiliated corporations have been intermingled; and (v) substantive consolidation will enhance reorganization. The Debtors and Creditors' Committee believe that an adequate basis exists for the Bankruptcy Court to grant such relief.
                                VI.
                 THE JOINT PLAN OF REORGANIZATION

   A.   Explanation of Chapter 11
     Chapter 11 is the principal reorganization chapter of the Bankruptcy Code. Under Chapter 11, a debtor seeks to reorganize its business and financial affairs. A debtor may also liquidate its assets and wind up its affairs in Chapter 11. Since the Filing Date, the Debtors have operated their business and managed their affairs as a debtor and debtor-in-possession under Sec.1107 and 1108 of the Bankruptcy Code. These sections of the Bankruptcy Code permit the management of a debtor to continue as an operating entity within the structure of Chapter 11.
     The formulation and confirmation of a plan of reorganization is the principal purpose of a Chapter 11 case. A plan of reorganization sets forth the means of satisfying or discharging the holders of claims against, and interests in, a Chapter 11 debtor. Chapter 11 does not require that each holder of a claim against a debtor vote in favor of a plan in order for the Bankruptcy Court to approve a plan. If any class of claimants is impaired by a plan, the plan must be accepted by at least one "impaired" class of claims. A claim that will not be repaid in full or as to its legal rights are altered, or an interest that is adversely affected, is deemed impaired. The holder of an impaired claim or interest is entitled to vote to accept or reject the plan if the claim or interest has been allowed under Sec.502 of the Bankruptcy Code, or temporarily allowed for voting purposes under Rule 3018 of the Federal Rules of Bankruptcy Procedure. Acceptance by a particular class must be by a majority in number and two-thirds (2/3) of the amount of the total claims or interests actually voting in the class.
   B.   Claims and Interests
     In accordance with Bankruptcy Rule 3003(c), the Court fixed May 30, 1997 (the "Bar Date") as the last day by which Creditors would be permitted to file proofs of Claims and Interests in the Debtors' Chapter 11 cases. Pursuant to Bankruptcy Rule 3003(c)(2), any Creditor or Equity Security Holder whose Claim or Interest had not been scheduled by the Debtors in their petitions or had been scheduled as disputed, contingent or unliquidated, and who failed to file a proof of Claim or proof of Interest on or before the Bar Date, cannot be treated as a Creditor or Equity Security Holder with respect to such Claim or Interest for purposes of voting on and receiving a Distribution under the Plan.
     As of this date, the following claims have been filed with the Clerk of the Court or scheduled by either of the Debtors in their schedules:
          44 creditors filed secured claims totaling approximately $5 million; 68 creditors filed priority unsecured claims totaling approximately
             $575,000.00; and
          779 creditors filed general unsecured claims totaling approximately
             $6.3 million.
     All of the Claims and Interests filed in these cases at this time have not been reviewed and analyzed in detail. It is anticipated, however, that various motions seeking to reduce, expunge or reclassify claims, as the facts may warrant, will be filed, after a thorough review of the relevant documents by the Debtors, Debtors' counsel and its accountants. The Debtors' expressly reserve their rights to object to any Claim or Interest filed in these cases which do not reflect amounts owed to such creditor on the Debtors' books and records or which do not reflect ownership of stock as recorded in VTX's Stock Transfer Agent's records. Although there can be no assurances that the Debtors will be successful, the Debtors anticipate that after all motions objecting to Claims have been resolved, there will be a total of approximately $6 Million in Allowed Unsecured Claims.
   C.   Introduction and Summary
     The Debtors believe that the Distributions provided under the Plan to impaired Classes of Claims and Interests are significantly greater than are otherwise available to each impaired Class of Claims and Interests of the Debtors in a liquidation (See Section XI., Alternatives to the Plan and Other Considerations). The Distributions provided for in the Plan are based upon cash projected to be available as of the Effective Date. A summary of the principal provisions of the Plan and the treatment of the Classes of Allowed Claims and Allowed Interests is set forth below. The summary is qualified in its entirety by reference to the Plan, which is annexed hereto as Exhibit "A" and incorporated by reference into this Disclosure Statement.
   D.   Classes Of Claims And Interests
     The Plan provides for the division of Claims and Interests into separate Classes as follows:
      1. Class 1 - Administrative Expenses: Class 1 consists of Administrative Expenses which generally are obligations of the Debtors that arose after the commencement of the Chapter 11 cases (i.e. after January 10, 1997, the Filing
Date). Administrative Expenses are claims against the Debtors for any costs or expenses of the Chapter 11 cases allowed and entitled to priority under Sec.503(b) and 507(a)(1) of the Bankruptcy Code, including, but not limited to, all actual and necessary expenses of preservation of the Debtors' Estates, operation of the Debtors' business(es) and all allowances of compensation or reimbursement of expenses of Professionals retained by the Debtors and the Committee to the extent permitted and allowed by the Bankruptcy Court.
     This class consists of: (a) claims of Bankruptcy Court approved Professionals assisting in the administration of this case; and (b) unpaid claims of Creditors of the Debtors which were incurred in the ordinary course of operations during the period of time beginning from the Filing Date through and including the date of the Confirmation Hearing. The Debtors estimate that Administrative Expense Claims in this Class will total $250,000.00. This sum includes the fees and expenses of Professionals retained pursuant to orders of the Bankruptcy Court estimated as follows:
          (i)  Jaspan Schlesinger Silverman & Hoffman LLP        $100,000.00
               Attorneys for the Debtors

          (ii) Grant Thornton, LLP                                $50,000.00
               Accountants for the Debtors

          (iii)     Rivkin, Radler & Kremer                       $50,000.00
               Attorneys for the Creditors' Committee

          (iv) Price Waterhouse LLP                               $50,000.00
               Accountants for the Creditors' Committee

     2. Class 2 - Priority Claims: Class 2 consists of all allowed unsecured claims which arose prior to the Filing Date which are entitled to priority in payment over other prepetition allowed unsecured claims,pursuant to Sec.507(a)
(3),507(a)(4), 507(a)(5), 507(a)(6) and 507(a)(7) of the Bankruptcy Code. Claims
to be included in Class 2 which are entitled to priority include claims for:(i) accrued employee compensation earned within ninety (90) days prior to the Filing Date, to a maximum amount of $4,000.00 per employee; (ii) contributions to employee benefit plans arising from services rendered to the Debtors within 180 days prior to the Filing Date; and (iii) the return of deposits of money, prior to the Filing Date, made in connection with the purchase, lease, or rental of property, or the purchase of services, for the personal, family, or household use, that were not delivered or provided. The Debtors estimate that the total of Allowed Priority Claims in this Class will be less than $25,000.00.
     3. Class 3 - Tax Claims: Class 3 consists of allowed unsecured claims of governmental units for "taxes" which arose prior to the Filing Date and which are entitled to priority in payment over other prepetition allowed unsecured claims, pursuant to Sec.507(a)(8) of the Bankruptcy Code. The Debtors estimate that the total of Allowed Tax Claims in this Class will be less than $75,000.00, and will include claims filed by the states of New York, New Jersey, Massachusetts, Florida, Maryland, and California.
     4. Class 4 - Secured Claims of Congress: Class 4 consists of the allowed claims of Congress, the Debtors' senior secured creditor, which claims are secured by substantially all assets of the Debtors. As previously stated, on the Filing Date, Congress was owed the sum of approximately $5.1 Million. As of September 18, 1997, the Debtors owed Congress approximately $1.6 Million.
     5. Class 5 - Debenture Claims: Class 5 consists of the allowed claims of the holders of the Subordinated Debentures which claims are secured by substantially all assets of the Debtors but which are junior to Congress' allowed secured claims referred to in Class 4. Claims in this Class consist of and include all claims arising prior to the Filing Date for accrued and unpaid interest up to the Filing Date on account of, from, or under, each Subordinated Debenture, as well as the principal amount of each Subordinated Debenture. As of August 31, 1997, the Debtors owe approximately $2.615 Million in principal to TW, the Subordinated Debenture Holder, and approximately $93,000.00 in accrued but unpaid interest.
     6.   Class 6 - Administrative Convenience Claims ($1,000.00 or less):
Class 6 consists of all allowed unsecured claims in the amount of $1,000.00 or less which do not qualify as administrative expenses, secured claims, priority claims, tax claims or warrant claims (described below), or any other claim which arose prior to the Filing Date which is not entitled to priority in payment pursuant to Sec.507(a) of the Bankruptcy Code,and which is equal to or less than $1,000.00 in amount. The Debtors estimate that the total of Allowed Administrative Convenience Claims in this Class will be approximately $80,000.00, representing claims held by approximately 220 creditors.
     7. Class 7 - Unsecured Claims: Class 7 consists of all allowed unsecured claims which do not qualify as administrative expenses, secured claims, priority claims, tax claims or warrant claims (described below), or any other claim which arose prior to the Filing Date which is not entitled to priority in payment pursuant to Sec.507(a) of the Bankruptcy Code, and which is more than $1,000.00 in amount. The Debtors estimate that the total of Allowed Unsecured Claims in this Class will be approximately $5.9 Million, held by approximately 257 creditors.
     8. Class 8 - Preferred Stock Interests: Class 8 consists of the Preferred Stock Interests in the Debtors. As previously discussed, all Preferred Stock Interests in VTX are owned by TW.
     9. Class 9 - Common Stock Interests: Class 9 consists of the Common Stock Interests in the Debtors.
     10.  Class 10 - Warrant Claims:   Class 10 consists of allowed claims based
on, under, or as a result of any Warrants, stock options or other rights to acquire shares of common stock or other capital stock of the Debtors and any claim arising from the cancellation, nullification or rejection of same.


   E.   Treatment of Allowed Claims and Interests
     1.   Class 1 - Administrative Expenses:   Each holder of an Allowed
Administrative Expense Claim, will be paid in full, in cash on or before the Initial Distribution Date or at such other date and upon such other terms as may be agreed upon between any holder of an Allowed Administrative Expense and the Debtors; provided, however, that Allowed Administrative Expenses representing indebtedness or other obligations incurred or assumed by the Debtors-in-Possession will be assumed and paid or performed by the Reorganized Debtor in accordance with the terms and conditions of any agreements relating thereto. Administrative Expenses consisting of Fee Claims of Professionals approved by the Bankruptcy Court will be paid in full no later than thirty (30) days after the entry of an order allowing such payment.
     2. Class 2 - Priority Claims: Each holder of an Allowed Class 2 Claim will be paid in full, in cash on the Initial Distribution Date or at such other date and upon such other terms as may be agreed upon between any holder of such a claim and the Debtors.
     3. Class 3 - Tax Claims: In accordance with Sec.1129(a)(9)(C) of the Bankruptcy Code, each holder of an Allowed Class 3 Claim will, at the Debtors' option, be paid in full, in cash on the Initial Distribution Date or will receive deferred cash payments over a period not exceeding six years after the Effective Date, of a value, as of the Effective Date of the Plan, equal to the amount of such Class 3 Claim. Interest on such deferred payments will be at the rate of 8% per annum.
     4. Class 4 - Secured Claims of Congress: Each holder of an Allowed Class 4 Claim will be paid the amount of such Allowed Secured Claim in full, in cash on the Effective Date.
     5. Class 5 - Debentures Claims: All holders of Allowed Class 5 Claims will receive certain Distributions on account of the interest due on each Subordinated Debenture and all Subordinated Debenture Holders, as of the Filing Date, will have their rights to payment of each Subordinated Debenture modified as follows:
          (a) On the Initial Distribution Date, each holder of a Class 5 Claim for accrued unpaid interest shall be paid a Pro Rata Distribution of 13.5% of its Allowed Claim in full and final satisfaction, release and discharge; and
          (b) All Subordinated Debenture Holders as of the Filing Date, shall have their right to payment of the principal amount of the Subordinated Debenture modified on the Effective Date such that each Subordinated Debenture shall be due and payable seven (7) years after the Effective Date,and accrue interest at a rate of eight (8%) percent per annum, payable semi-annually over the life of the Subordinated Debenture. The Subordinated Debentures will remain secured by all of the assets of the Reorganized Debtor but will be subordinated to all current and future institutional loan facilities whether revolving asset based or otherwise.
   All other rights pursuant to the Subordinated Debentures will be canceled.
     6. Class 6 - Administrative Convenience Claims: Each holder of an Allowed Class 6 Claim shall receive a Distribution totaling 20% of the amount of their Allowed Class 6 Claim, in full and final satisfaction, release and discharge of such Claim, which Distribution will be made as follows: 25% of the Distribution will be made on the Initial Distribution Date, with the balance to be paid in three (3) equal installments, ninety (90) days, one hundred eighty (180) days and two hundred seventy (270) days after the Initial Distribution Date. The Distribution on account of Class 6 Claims is guaranteed by the TW Guarantee.
     7. Class 7 - Unsecured Claims: Each holder of an Allowed Unsecured Claim will receive a Distribution of the lesser of: (i) its Pro Rata share of the sum of $790,000.00; or (ii) thirteen and one-half (13.5%) percent of each Allowed Unsecured Claim (the "Class 7 Partial Distribution"). The Class 7 Partial Distribution shall be made as follows: On the Initial Distribution Date, and subject to the Disputed Claims reserve procedure set forth in Article XII of the Plan, each holder of a Class 7 Claim shall be paid in cash its Pro Rata share equal to one-fourth (1/4) of the Class 7 Partial Distribution on the Initial Distribution Date, with the balance of the Class 7 Partial Distribution to be paid in three (3) equal installments ninety (90) days, one hundred eighty
(180) days and two hundred seventy(270)days after the Initial Distribution Date. The Class 7 Partial Distribution is guaranteed by the TW Guarantee. Further, holders of Class 7 Claims will receive their Pro Rata share of additional cash payments which will be determined upon the cumulative Cash Flow of the Reorganized Debtor equal to: (a) 0% of the first $500,000.00; (b) plus 25% of the next $1 Million; (c) plus 15% of the balance thereafter, for three (3) years following receipt of the first $250,000.00 distributed in subsections (a) and
(b) above, or until the fifth (5th) anniversary of the Effective Date, which ever is earlier. The total of these payments will be in full and final satisfaction, release and discharge of Allowed Unsecured Claims.

     8. Class 8 - Preferred Stock Interests: All holders of Class 8 Interests will have their Preferred Stock canceled on the Effective Date and a sufficient number of New Common Stock will be issued representing ninety (90%) percent of the issued and outstanding common stock of the Reorganized Debtor. All other rights or claims arising by virtue of ownership of Preferred Stock are terminated and/or canceled as of the Effective Date.
     9. Class 9 - Common Stock Interests: All holders of Class 9 Interests listed in the records of the Stock Transfer Agent as of the Record Date will have their Common Stock canceled on the Effective Date and a sufficient number of New Common Stock will be issued Pro Rata to those holders representing ten (10%) percent of the issued and outstanding common stock of the Reorganized Debtor. All other rights or claims arising by virtue of ownership of Common Stock are terminated or canceled as of the Effective Date.
     10. Class 10 - Warrant Claims: All Warrants, stock options, or other rights to purchase common shares or other capital stock of the Debtors shall be terminated and canceled on the Effective Date and all claims arising thereunder will not receive a Distribution. To the extent that any Warrants, stock options or other rights to acquire Common Stock or other capital stock of the Debtors are deemed to be Executory Contracts, they shall be rejected under the Plan as of the Effective Date. No Distributions shall be made in respect of any Claims arising therefrom. The Debtors believe that the exercise prices of the outstanding Warrants, stock options or other rights to acquire Common Stock or other capital stock of the Debtors are sufficiently high so that the Claims in this Class have no value.
   F.   Miscellaneous Plan Provisions
     1. Assumption of Executory Contracts: Except as set forth in section 9.2 of the Plan, any Executory Contracts not expressly assumed or rejected by the Debtors upon motion filed by the Debtors with the Bankruptcy Court prior to the Effective Date or as to which no motion to assume or reject is pending on the Effective Date will be deemed to have been assumed by the Debtors on the Effective Date in accordance with the provisions of Sec.365 of the Bankruptcy Code.
     2. Discharge of Debtors: Except as otherwise provided herein, the rights afforded in the Plan will be in exchange for and in complete satisfaction, discharge and release of all Claims or Interests of any nature whatsoever, including any interest accrued thereon from and after the Petition Date, against the Debtors, the Debtors-in-Possession or any of their assets or properties. Except as otherwise provided herein, in accordance with Sec.1141 of the Bankruptcy Code, all such Claims or Interests against the Debtors and the Debtors-in-Possession will be satisfied, discharged and released in full on the Effective Date. Except as otherwise provided herein, all holders of Allowed Claims and Allowed Interests will be precluded from asserting against the Debtors or their assets or properties any other or further Claim based on any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date; provided, however, that nothing contained in the Plan will alter the legal, equitable or contractual rights of the holder of any Claim or Interest specifically designated as not being impaired under the Plan, it being specifically intended that all such rights are to remain unaltered by the Plan.
     3. Title to Assets and Discharge of Liabilities: Except as otherwise provided for in the Plan, on the Effective Date, title to all assets and properties dealt with by the Plan will vest in the Reorganized Debtor in accordance with Sec.1141 of the Bankruptcy Code,free and clear of all Claims and Interests and the Confirmation Order will be a judicial determination of discharge of the Debtors' liabilities except as provided for in the Plan.
     4.   Amendment of Debtors' Corporate Charters, By-Laws, and Certificate of
Incorporation: As required by Sec.1123(a)(6) of the Bankruptcy Code,the Debtors' charters will be amended as of the Effective Date to the extent necessary to allow for the merger of the corporate structure of Vertex into VTX and for the name of the Reorganized Debtor.
                                    VII.
                         IMPLEMENTATION OF THE PLAN

     Funding for the Plan has been provided from the continued operations of the Debtors as Debtors-in-Possession, the installment payments from TW for its purchase of the Debtors Distribution Business pursuant to the Sale Order, and from loans taken under the Exit Financing with NationsCredit, or, if necessary by the TW Guarantee.
     On or before the Effective Date of the Plan, the Debtors shall have closed on the Exit Financing with NationsCredit and deposited in a Distribution Fund all funds necessary for Distribution to holders of Allowed Claims on the Initial Distribution Date, in accordance with the Plan.
     In addition, all Preferred Stock and Common Stock will be canceled, the Subordinated Debentures will be modified, all Warrants will be canceled and all necessary amendments, if any, to the Debtors' corporate charters, by-laws and certificates of incorporation will have been made.
     Distributions to be made on the Periodic Distribution Dates shall be generated from the continued operations of the Reorganized Debtor, the installment payments from TW for its purchase of the Debtors Distribution Business pursuant to the Sale Order, and loans made under the Exit Financing with NationsCredit, or, if necessary, by the TW Guarantee.
                                  VIII.
             CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

     In order for the Effective Date to occur, each of the following conditions precedent must be satisfied unless waived by the Debtors:
      (a) An order authorizing the substantive consolidation of the Debtors' Estates must become a Final Order of the Bankruptcy Court.
      (b) The Confirmation Order, in form and substance reasonably acceptable to the Debtors and the Creditors' Committee shall have been entered by the Bankruptcy Court and shall have become a Final Order.
      (c) The Debtors must have closed on the Exit Financing with NationsCredit.
                              IX.
          DIRECTORS AND MANAGEMENT OF REORGANIZED DEBTOR

     A.   Directors and Officers
     As a result of the contemplation in the Plan for the issuance of more then a majority of the new shares in the Reorganized Debtor to TW as the owner of the Preferred Stock, TW will be able to elect a majority of the directors of the Reorganized Debtor and appoint the Reorganized Debtors' management. TW has advised the Debtors that the following individuals will serve as the directors and corporate officers of the Reorganized Debtors after the Effective Date of the Plan: CEO: Edward Goodstein; President: Howard Griffith; Secretary:
Nicholas Hutzel; Directors: Edward Goodstein, Howard Griffith, Carl Palazzolo, Ron Martyn and Al Roth.
                                  X.
                   EVALUATION OF FUTURE OPERATIONS

     The Debtors prepared financial data which they deem material for their Creditors and Equity Security Holders to make an informed judgment about the Plan and to exercise their right to vote to accept or reject the Plan. The financial data is set forth in Exhibit "C" annexed hereto. The Debtors believe that the Reorganized Debtor will be a viable enterprise upon emerging from the instant reorganization proceedings. The projected financial statements are based on the assumption that the Plan will be confirmed by the Bankruptcy Court in October, 1997. Many of the assumptions upon which these projections are based are subject to significant uncertainties. Some assumptions may not materialize and unanticipated events and circumstances may affect the Debtors' actual financial status. Therefore, the actual results achieved throughout the projection period may vary from the projected results and the variations may be material. In addition, in order to assist creditors in evaluating the financial information regarding the Debtors, annexed hereto as Exhibit "E" is the Quarterly Report on Form 10-Q for the quarter ending March 31, 1997.
                                  XI.
           ALTERNATIVES TO THE PLAN AND OTHER CONSIDERATIONS

     A.   Alternatives to the Plan
     The Debtors believe that the Plan provides Creditors and Equity Security Holders with the earliest and greatest possible value that can be realized on their respective Claims and Interests.The principal alternatives to confirmation of the Plan are: (i) confirmation of alternative plans submitted by the Debtors or by another party in interest; or (ii) liquidation of the Debtors under Chapter 7 of the Bankruptcy Code.
     1. Alternative Plans: By Bankruptcy Court Order dated May 20, 1997, the Debtors' exclusive period to file a plan has been extended until August 8, 1997. Thus, no competing plans can be filed. However, if the Plan is not confirmed by the Bankruptcy Court, other parties in interest may have an additional opportunity to file a plan. The Debtors are not aware of any party prepared or interested in filing an alternative plan which provides, on the whole, greater recoveries for Creditors and Equity Security Holders. Moreover, any alternative plan may not generally be acceptable to Congress, TW, the Debentures Holders, the Committee or the Debtors and would likely result in costly and time-consuming litigation detrimental to all Creditors and Equity Security Holders.
     2. Liquidation as an Alternative: The Debtors believe, based upon the estimated liquidation analysis annexed hereto as Exhibit "D", that a liquidation of the Debtors would not be in the best interest of the Debtors, Creditors and Equity Security Holders. As described in Section XI.B. below ("Best Interests of Unsecured Creditors and Stockholders"), liquidation of the Debtors would provide the vast majority of Claim holders with little or no return and leave nothing for Interest holders. Liquidation under Chapter 7 of the Bankruptcy Code would entail the appointment of a trustee likely to have no historical experience or knowledge of the Debtors' businesses, records or assets. The additional administrative costs incurred by a trustee and his attorneys could also be substantial.
     The Debtors believe that confirmation of the Plan is preferable to the alternatives described above because the Plan maximizes the property available for distribution to all Classes of Claims and Interests and provides for a distribution to Unsecured Creditors. Moreover, the Debtors believe that any alternative to confirmation of the Plan would result in substantial delays and lesser recoveries for all constituencies.
     B.   Best Interests of Unsecured Creditors and Stockholders
Notwithstanding acceptance of the Plan by Classes of Claims and Interests, in order to confirm the Plan the Bankruptcy Court must independently determine that the Plan is in the best interests of all Classes of Claims and Interests. The "best interests" test requires that the Bankruptcy Court find that the Plan provides to each member of each impaired Class of Claims and Interests a recovery which has a present value at least equal to the present value of the distribution which each such person would receive from his/her respective Debtor if that Debtor were instead liquidated under Chapter 7 of the Bankruptcy Code.
          THE DEBTORS BELIEVE THAT THE PLAN MEETS THE BEST INTERESTS TEST
                  WITH RESPECT TO ALL CLAIMS AND INTERESTS.
     To calculate what members of each impaired Class of Unsecured Claims and Interests would receive if the Debtors were liquidated, the Bankruptcy Court must first determine the dollar amount that would be generated from the forced liquidation of each Debtor (the "Liquidation Fund"). The Liquidation Fund of each Debtor would consist of the proceeds from the disposition of the assets of such Debtor, augmented by the cash held by that Debtor and recoveries on actions against third parties. Monies in the Liquidation Fund constituting collateral of secured creditors such as Congress and the holders of Subordinated Debenture would be paid to them as their respective interests appear. Each Liquidation Fund would next be reduced by the costs of the liquidation. A Debtor's costs of liquidation under Chapter 7 would likely include the fees of a trustee, as well as those of counsel and other professionals that might be retained by each Debtor's trustee; selling expenses; any unpaid expenses incurred by the Debtor during its Chapter 11 case (such as fees for attorneys, financial advisors and accountants); and claims arising by reason of the trustee's rejection of contracts and leases entered into or assumed by such Debtor during the pendency of its Chapter 11 case. These Claims, and such other Claims as might arise in the liquidation or result from each Debtor's chapter 11 case, would be paid in full out of each Liquidation Fund before the balance of a Liquidation Fund would be made available to pay Unsecured Claims.The present value of the distributions out of the Liquidation Fund (after subtracting the amounts described above) are then compared with the present value of the property offered to each of the impaired Classes of Allowed Administrative Convenience Claims, Allowed Unsecured Claims and Allowed Interests under the Plan to determine if the Plan is in the best interests of each creditor.
     The Debtors also believe that Claims in a liquidation would be significantly greater than would be the case if the Plan were confirmed and the businesses continued, thereby significantly diminishing the recovery on account of all unsecured claims. For example, many contracts and leases which the Debtors propose to assume pursuant to the Plan would probably be rejected in a liquidation and would give rise to unsecured claims against a Liquidation Fund. Severance pay claims of terminated employees would be payable ahead of Unsecured Claims. Other potential Claims against a Liquidation Fund may arise upon the Debtor's rejection of its obligations under employee benefit plans.
     The Debtors also believe that the value of any distributions from a Liquidation Fund to each Class of Allowed Claims and Interests of each Debtor would be less than the value of distributions under the Plan because distributions from a Liquidation Fund would not occur until well after the completion of the liquidation of such Debtor.
     The Debtors have concluded that a liquidation of each of the Debtors would result in a lesser distribution to Creditors and Holders than that provided for under the Plan, and, in particular, that holders of Class 6 Claims and Class 7 Claims would receive no distribution in respect of their Allowed Claims in a liquidation contrasted with approximately 13.5% under the Plan not including additional distributions based on cash flow performance. A liquidation analysis of the Debtors is annexed hereto as Exhibit "D" as if the liquidation was conducted on a substantively consolidated basis. Relative results would not be materially different if the liquidation were conducted on an unconsolidated basis. For further discussion, see Exhibit "D".
          THE DEBTORS BELIEVE THAT THE PLAN PROVIDES THE GREATEST AND
     EARLIEST POSSIBLE RECOVERIES ON ACCOUNT OF CLAIMS AND THAT
     CONFIRMATION OF THE PLAN IS IN THE BEST INTERESTS OF CREDITORS AND
     INTEREST HOLDERS AND RECOMMEND THAT YOU VOTE TO ACCEPT THE PLAN.
     C.   Avoidance Claims
    Pursuant to Sec.550 of the Bankruptcy Code, the Debtors may recover property for the benefit of their estates the transfer of which has been avoided as, inter alia, a preference under Sec.547 of the Bankruptcy Code or a fraudulent conveyance under Sec.548 or 544 of the Bankruptcy Code. The Debtor has investigated its pre-petition transactions to determine if any such actions may exist and should be brought to avoid such transactions.

     1.   Payments of Antecedent Debts within 90 Days of the Filing Date:
During the 90-day period prior to the Filing Date, the Debtors made various payments to creditors on account of antecedent debts. Pursuant to Sec.547 of the Bankruptcy Code, such payments may be avoided and recovered for the benefit of the estates of the Debtors under certain circumstances. Valid defenses may be asserted, inter alia, to the extent: (i) payments were made in the ordinary course of business or (ii) the recipient gave new value to the Debtors. The Debtors have not asserted such claims for some or all of the following reasons:
(1) most such payments are small and the cost of pursuing such claims would be substantial; (2) the recipient would in most cases be able to establish either an "ordinary course of business" defense or a "new value" defense, because of the Debtors' payment practices in the months before the Chapter 11 cases were commenced; and (3) many of the recipients are important trade vendors critical to the Debtors' ongoing business and whose continued goodwill and cooperation will be vital to the Debtors' viability.
     The Creditors' Committee has also analyzed the payments made by the Debtors during the 90-day period prior to the Filing Date, as well as the potential defenses which may be asserted to an alleged avoidable payment. The Creditors' Committee agrees that most of the payments previously made on account of antecedent debts should be allowed due to the Debtors' continued relationship with those creditors. These creditors are also necessary for the Debtors' ongoing business. However, the Debtors and the Creditors' Committee have agreed that all potential preference actions will be deemed settled for all purposes and neither the Debtors nor the Creditors will pursue these actions.
                               XII.
                        VOTING ON THE PLAN
     A.   Creditors and Stockholders Entitled to Vote
     Under the Bankruptcy Code, only creditors and equity security holders whose claims or equity interests belong to an impaired class are entitled to vote to accept or reject a plan of reorganization such as the Plan. Creditors or equity security holders whose claims or interests are not impaired under a plan are deemed to have accepted the plan and do not need to vote. Essentially, a claim or equity interest is impaired unless a plan: (i) leaves unaltered the legal, equitable and contractual rights to which such claim or interest entitles its holder; (ii) reinstates the claim or interest pursuant to its original terms and cures any defaults; or (iii) pays the amount of the claim or interest in full in cash.
     Pursuant to Rule 3018(a) of the Bankruptcy Rules, the holder of an impaired Claim or Interest in Classes 5, 6, 7, 8 or 9 which was not a Disputed Claim or Disputed Interest as of the date this Disclosure Statement was approved by the Bankruptcy Court is entitled to vote on the Plan. Moreover, notwithstanding the interposition of an objection to a Claim or Interest, the Bankruptcy Court may temporarily allow the Claim or Interest in an amount which the Bankruptcy Court deems proper for the purpose of voting on the Plan.
     B.   General Voting Instructions
     Impaired creditors in Classes 5, 6, and 7 and impaired Interest holders in Classes 8 and 9 should complete and sign each enclosed ballot and return it to:
               Rivkin, Radler & Kremer
               EAB Plaza
               Uniondale, New York 11556
               Attn:     Scott Y. Stuart, Esq.
               Telephone:  (516) 357-3000
               Facsimile:  (516) 357-3333

     Ballots must be received on or before 5:00 p.m. Eastern Standard Time on October 23, 1997.
          IMPORTANT NOTE TO STOCKHOLDERS:  ONLY REGISTERED HOLDERS
     OF VTX STOCK LISTED IN THE STOCK TRANSFER AGENT'S OFFICIAL RECORDS AS
     OF SEPTEMBER 29, 1997, THE DATE THE BANKRUPTCY COURT APPROVES THIS DISCLOSURE STATEMENT (THE "RECORD DATE"), MAY CAST BALLOTS. IF YOUR VTX STOCK IS BENEFICIALLY OWNED BY YOU BUT IS HELD IN "STREET NAME" (I.E., REGISTERED IN THE NAME OF YOUR BROKER) OR IN THE NAME OF
     ANOTHER THIRD PARTY, THEN YOU MUST VOTE THROUGH THE REGISTERED
     HOLDER OF YOUR STOCK WHO WILL CAST A BALLOT IN ACCORDANCE WITH
     YOUR WRITTEN INSTRUCTIONS.  IF THE REGISTERED HOLDER PROVIDES YOU
     WITH A BALLOT, THE BALLOT MAY SERVE AS THOSE WRITTEN INSTRUCTIONS,
     BUT ONLY A BALLOT SIGNED BY THE REGISTERED HOLDER MAY BE CAST.  VTX
     HAS ATTEMPTED TO PROVIDE THOSE REGISTERED HOLDERS KNOWN TO VTX TO
     HOLD STOCK FOR THE BENEFICIAL INTERESTS OF THEIR CUSTOMERS OR OTHER THIRD PARTIES WITH INSTRUCTIONS CONCERNING VOTING ON THE PLAN. VTX
     IS NOT RESPONSIBLE FOR THE FAILURE OF A BROKER OR OTHER REGISTERED HOLDER TO NOTIFY ITS CUSTOMER OR THE BENEFICIAL OWNERS OF VTX STOCK
     OF THEIR RIGHT TO VOTE THROUGH THEIR RESPECTIVE REGISTERED HOLDERS.

     A ballot and a copy of this Disclosure Statement is being sent to each holder of an impaired Claim that filed a proof of Claim or was scheduled by either of the Debtors, and to each registered holder of Common Stock or Preferred Stock. The date for determining which holders of Common Stock are entitled to vote on the Plan is the Record Date.
          DO NOT RETURN THE STOCK CERTIFICATES REPRESENTING YOUR
     SECURITIES WITH YOUR BALLOT.

     If a Creditor or Equity Security Holder has a Claim or Interest in more than one voting Class under the Plan, such Creditor or Equity Security Holders will receive multiple ballots. If you receive more than one ballot, you should assume that each ballot is for a separate Class and you should complete and return all of them. If a ballot is damaged or lost, or if you have any questions concerning any voting procedures, you may contact:
               Counsel for the Debtors at:

               Jaspan Schlesinger Silverman & Hoffman LLP
               300 Garden City Plaza
               Garden City, New York 11530
               Attn: Salvatore LaMonica, Esq.
               Telephone:  (516) 746-8000
               Facsimile:  (516) 393-8282

                    -or-

          Counsel for the Creditors' Committee at:

               Rivkin, Radler & Kremer
               EAB Plaza
               Uniondale, New York 11556
               Attn: Scott Y. Stuart, Esq.
               Telephone: (516) 357-3000
               Facsimile:  (516) 357-3333

     C.   Soliciting for Votes
     The process of soliciting acceptance of and voting upon the Plan must be fair and open without outside influence in the form of representations, inducement or duress of any kind. To the extent that you believe solicitation of your vote from any party is being sought outside of the judicially approved and statutorily defined disclosure requirements and voting procedures, please contact counsel for the Debtors or Counsel for the Creditors' Committee.
          NO REPRESENTATIONS, EXCEPT THOSE SET FORTH IN THE DISCLOSURE STATEMENT, CONCERNING THE DEBTORS, THEIR ASSETS, THEIR PAST OR
     FUTURE OPERATIONS OR THE PLAN ARE AUTHORIZED BY THE DEBTORS OR THE BANKRUPTCY COURT, NOR ARE ANY SUCH REPRESENTATIONS EXCEPT THOSE IN
     THE DISCLOSURE STATEMENT TO BE RELIED UPON IN ARRIVING AT A DECISION
     WITH RESPECT TO THE PLAN.  ANY REPRESENTATIONS MADE TO SECURE
     ACCEPTANCE OR REJECTION OF THE PLAN OTHER THAN AS CONTAINED IN THIS DISCLOSURE STATEMENT SHOULD BE REPORTED TO COUNSEL FOR THE
     DEBTORS.


     D.   Acceptance
     Acceptance of the Plan requires that each impaired Class of Claims or Interests (Classes 5, 6, 7, 8, 9 and 10) accepts the Plan, with certain exceptions hereinafter discussed in Subsection E below. Thus, acceptance of the Plan is tested on a Class by Class basis. Classes of Claims and Interests that are not impaired under the Plan (Classes 1, 2, 3 and 4) are deemed to have accepted the Plan. Acceptance of the Plan is being solicited only from those Persons who hold Claims or Interests of impaired Classes which are not, by operation of law, deemed to have rejected the Plan. Claims in Classes 5, 6 and 7 and Interests in Classes 8 and 9 are entitled to vote to accept or reject the Plan. Class 10 is deemed to have rejected the Plan.
     The Bankruptcy Code defines acceptance of a plan by a class of claims as acceptance by the holders of two-thirds (2/3) in dollar amount and a majority in number of claims of that class, but only those claims actually voted to accept or reject the plan are counted in determining whether the class has accepted or rejected the plan. The Bankruptcy Code defines acceptance of a plan by a class of equity interests as acceptance by the holders of two-thirds (2/3) in number of shares or other equity securities actually voted.
     E.   Non-Acceptance and "Cramdown"
     In some circumstances, the Bankruptcy Court may confirm a plan despite the non-acceptance of the plan by an impaired class. This is commonly referred to as a "cramdown." Section 1129(b) of the Bankruptcy Code provides that upon the request of the proponent of a plan, the bankruptcy court will confirm the plan despite the lack of acceptance by an impaired class if: (a) the plan does not "discriminate unfairly" with respect to each impaired class of claims or interests that has not accepted the plan; (b) the plan is "fair and equitable" with respect to each impaired non-accepting class; and (c) if any class of claims is impaired, at least one impaired class of claims has voted affirmatively to accept the plan.
     A plan does not "discriminate unfairly" if claims or interests in different classes but with similar priorities and characteristics receive or retain property of similar value under the plan.
     The Bankruptcy Code sets forth three different standards for establishing that a plan is "fair and equitable" with respect to a dissenting class,depending on whether the class is comprised of secured claims or unsecured claims or interests. In general, Sec.1129(b) permits confirmation notwithstanding non-acceptance by an impaired class if that class and all classes junior to it are treated in accordance with the "absolute priority" rule, which requires that the dissenting class be paid in full before a junior class may receive or retain property under the plan.
    Specifically,pursuant to Sec.1129(b)(2)(B) of the Bankruptcy Code,if a class of unsecured claims rejects a plan it may still be confirmed so long as the plan provides that: (i) each holder of a claim included in the rejecting class will receive or retain on account of that claim property which has a value as of the effective date of the plan, equal to the allowed amount of such claim; or (ii) a holder of any claim or interest that is junior to the claims of such class will not receive or retain on account of such junior claim or interest any property at all.
     Pursuant to Sec.1129(b)(2)(C) of the Bankruptcy Code, if a class of equity security interests rejects a plan, such plan may still be confirmed so long as it provides that: (i) each holder of an interest included in the rejecting class will receive or retain on account of that interest property which has a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (ii) the holder of any interest that is junior to the interest of such class will not receive or retain under the plan on account of such junior interest any property at all.
     Pursuant to the Plan and the Bankruptcy Code, Claims in Class 10 (Warrants and other rights to acquire stock of the Debtors) are receiving or retaining no property under the Plan. Class 10 therefore, is deemed to have rejected the Plan pursuant to provisions of the Bankruptcy Code.
     The Debtors will seek and believe they will be able to utilize the cramdown provisions of Sec.1129(b)of the Bankruptcy Code with respect to Class 10,as none of the Claims in such Class have any value. The Warrants are exercisable at prices which far exceed any value the relevant equity security has or will have during the period in which the Warrant may be exercised.
     F.   Confirmation of Plan
     In order to confirm the Plan, the Bankruptcy Code requires that the Bankruptcy Court make a series of determinations concerning the Plan, including:
(i) that the Plan has classified Claims and Interests in a permissible manner;
(ii) that the contents of the Plan comply with the technical requirements of the Bankruptcy Code; (iii) that the Plan has been proposed in good faith; and (iv) that disclosures concerning the Plan have been made which are adequate and include information concerning all payments made or promised in connection with the Plan and the Chapter 11 cases. The Debtors believe that all of these conditions have been or will be met.
     The Bankruptcy Code also requires (unless the "cramdown" provisions of the Bankruptcy Code are utilized), as a condition to confirmation, that the Plan be accepted by the requisite votes of each impaired Class of Claims and Interests, voting as separate Classes. In addition, the Bankruptcy Court must find that the Plan is feasible and that the Plan is in the "best interests" of all Creditors and Equity Security Holders. Thus, even if Creditors and Equity Security Holders of the Debtors accept the Plan by the requisite votes, the Bankruptcy Court must make independent findings respecting the Plan's feasibility and whether it is in the best interests of the Debtors' Creditors and Equity Security Holders, before it can confirm the Plan.
     G.   Confirmation Hearing
     By the Order of the Bankruptcy Court dated September 29, 1997, the Confirmation Hearing has been scheduled for October 28, 1997 at 10:00 a.m., in the courtroom of the Honorable Dorothy Eisenberg, United States Bankruptcy Judge, at the United States Bankruptcy Court, 1635 Privado Road, Westbury, New York, 11590. Any objection to confirmation must be in writing, state with specificity the basis therefor and must be filed with the Bankruptcy Court with a courtesy copy to the Chambers of the Honorable Dorothy Eisenberg, together with proof of service and served in a manner so as to be received by the following parties on or before 12:00 p.m. Eastern Standard Time on October 24, 1997:
   Salvatore LaMonica, Esq.                   Scott Y. Stuart, Esq.
   Jaspan Schlesinger Silverman & Hoffman, LLP  Rivkin, Radler & Kremer
   300 Garden City Plaza                      EAB Plaza
   Garden City, New York 11530                Uniondale, New York 11553
   (516) 746-8000                             (516) 357-3000
   Attorneys for Debtors                      Attorneys for Creditors' Committee

   Jeffrey Wurst, Esq.
   Ruskin, Moscou, Evans & Faltischek
   170 Old Country Road
   Mineola, New York 11501
   (516) 663-6600
   Attorneys for TW
                               XIII.
                            CONCLUSION

     The Debtors and the Creditors' Committee believe that the Plan provides the best possible recoveries for Creditors and Equity Security Holders which can be achieved in any reasonable time frame and that possible alternatives are likely to result in drastically diminished recoveries for holders of Debenture Claims (Class 5), Administrative Convenience Claims (Class 6), Unsecured Claims (Class
7) and holders of Interests (Classes 8 and 9). Therefore, the Debtors and the Creditors' Committee urge all Creditors and Equity Security Holders entitled to vote to accept the Plan.
     Dated:    Farmingdale, New York
          September 24, 1997
                                        VTX Electronics Corp.
                                        Debtor and Debtor-in-Possession
                                        920 Conklin Street
                                        Farmingdale, New York 11735

                                   By:  /s/ Ed Goodstein
                                        Ed Goodstein, Director

                                        Vertex Technologies, Inc.
                                        Debtor and Debtor-in-Possession
                                        920 Conklin Street
                                        Farmingdale, New York 11735

                                   By:  /s/ Ed Goodstein
                                        Ed Goodstein, Director

   Dated:    Garden City, New York
          September 24, 1997

          Jaspan Schlesinger Silverman & Hoffman LLP
          Attorneys for the Debtors and
          Debtors-in-Possession

     By:  /s/ Salvatore LaMonica
          Salvatore LaMonica (SL #2148)
          A Member of the Firm
          300 Garden City Plaza
          Garden City, New York  11530
          (516) 746-8000



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